2101 - 885 West Georgia Street	Hovslagargatan 5
Vancouver, B.C. Canada V6C 3E8	SE-111 48 Stockholm, Sweden
Tel: +1 604 689 78 42	Tel: +46 8 545 074 70
Fax: +1 604 689 42 50	Fax: +46 8 545 074 71

NEWS RELEASE

Lundin Mining Shareholders Approve Merger with Tenke Mining

June 18, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") is pleased to announce that at the Company’s Annual General and Special Shareholders Meeting held in Vancouver on June 18, 2007, shareholders voted 92% in favour of the business combination of Lundin Mining and Tenke Mining Corp. ("Tenke"). Tenke proposes to seek final court approval of the transaction on June 21, 2007. The transaction is expected to close on July 3, 2007.

In connection with the business combination, Lundin Mining will issue up to approximately 105,508,079 common shares to Tenke shareholders. Tenke shareholders will receive 1.73 shares of Lundin Mining Corporation and Cdn $0.001 cash in exchange for each one of their Tenke shares. Tenke’s South American assets and US $5 million will be conveyed to a new company, Suramina Resources Inc. ("Suramina"). Common shares of Suramina will be distributed to Tenke shareholders, on a one-for-one basis.

All other resolutions were passed at the meeting, namely, the appointment of PricewaterhouseCoopers LLP as auditors of the Company for the ensuing year, and election of the following directors:

Lukas H. Lundin
Colin K. Benner
Karl-Axel Waplan
Donald Charter
John H. Craig
Brian D. Edgar
David F. Mullen
Anthony O’Reilly
Dale C. Peniuk
William A. Rand

Karl-Axel Waplan, President and CEO of Lundin Mining, commented, "Lundin Mining is well on its way to becoming the next major global mining house. The Tenke Fungurume copper/cobalt project is one of the world’s richest and largest new copper developments and adding Tenke’s 24.75% interest in that project to Lundin Mining’s existing asset base will enhance Lundin Mining’s position as a company with a strong balance sheet, world class assets and an extensive life expectancy as a result of its reserves and resources. I would like to thank our shareholders and express our appreciation for their support as we continue to grow the Company."

Lundin Mining Corporation is a rapidly growing intermediate base metals producer. The Company owns four operating mines, Neves-Corvo in Portugal, Zinkgruvan and Storliden in Sweden, and Galmoy in Ireland. A fifth mine, Aljustrel in Portugal, will begin production in 2007. The exploration portfolio is extensive and the Company also holds interests in international ventures and development projects, including a 49% interest in the world-class Ozernoe zinc project in Russia. Lundin Mining's shares are listed on the Toronto Stock Exchange ("LUN") and AMEX ("LMC"), and its SDRs are listed on the Stockholm Stock Exchange ("LUMI").

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.